Exhibit 1.01

PLBY Group, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2023

This Conflict Minerals Report (“CMR”) has been prepared by PLBY Group, Inc. for the reporting period January 1 to December 31, 2023 to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The SEC adopted the Final Rules to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 codified in Section 13(p) of the Securities Exchange Act of 1934, as amended. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten (all of the foregoing collectively, “3TG”). Throughout this CMR, we use the “Company,” “we,” “us” and “our” to refer to PLBY Group, Inc. and its subsidiaries, except for any subsidiaries specifically excluded from this CMR, as further described below. Terms in this CMR that are defined in the Final Rules shall have the meanings set forth in Section 1, Item 1.01(d) of Form SD.

The Company recognizes that the extraction of raw materials, including the SEC-defined conflict minerals, may contribute to armed conflict, human rights abuses and environmental degradation in certain high-risk contexts. The Company is committed to the responsible sourcing of raw materials used in our products. We believe this begins with supply chain excellence, engaging meaningfully and proactively with our supply chain partners, building supplier capacity, and responding appropriately to challenges as they arise. It also means referencing, consulting and complying with applicable rules, practices and standards of industry peers, governments, and other stakeholders that promote the responsible sourcing of minerals. We continue to monitor global developments and the emergence of additional requirements, standards and practices related to the responsible sourcing of raw materials.

I.    Product Overview

In 2023, the Company offered, primarily through its Playboy and Honey Birdette brands, apparel, accessories, beauty, grooming and sexual wellness products that were private labeled under such brands, as well as Company-licensed products purchased at wholesale and third-party labeled products. The Company purchased private labeled products from independent vendors that manufactured its products in factories around the world. The Company’s products are available for purchase through company-operated stores and e-commerce sites.

On April 3, 2023, the Company completed the sale of its subsidiary, Yandy Enterprises, LLC, which held and operated its Yandy business (“Yandy”). On November 3, 2023, the Company completed the sale of its subsidiary, TLA Acquisition Corp., which held and operated its Lovers business (“Lovers” and with Yandy, the “Divested Businesses”).

The Company contracts to manufacture private labeled products, such as (1) apparel or apparel products that may have trim, zippers, clasps, underwires in brassieres and bathing suits, buttons and buckles, and (2) accessories, jewelry, personal goods and other products with metallic and/or electronic components, which may contain 3TG minerals.

This CMR relates to Company private labeled products for which certain conflict minerals may be necessary to the functionality or production of the products, which were contracted to be manufactured by the Company, and for which the manufacture was completed during the period from January 1, 2023 through December 31, 2023. Due to the completion of the sales of the Divested Businesses before the end of 2023 and prior to the completion of our conflict minerals survey process, the Company is unable to obtain data for such Divested Businesses from the period without undue effort and expense and, as such, this CMR does not relate to either of the Divested Businesses or any of their respective products. The Company did not manufacture any of its products itself in 2023, nor did it purchase 3TG directly from mines, smelters, or refiners.

Of the 3TG minerals and their derivatives, based on information provided by the Company’s suppliers, the Company believes that tin was necessary to the functionality or production of certain private labeled products that the Company contracted to be manufactured (“In-Scope Products”). The 3TG minerals are unnecessary to the functionality or production of the majority of the Company’s private labeled products, and those private labeled products are not In-Scope Products nor in-scope for the Final Rule, and are not discussed in this CMR.

II.    Due Diligence

(A)    Design of Due Diligence Framework

The Company’s due diligence process is based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the supplements thereto (“OECD Guidance”). It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. As the Company is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

(B)    Due Diligence Measures Implemented

The Company does not have a direct relationship with any mineral smelters or refiners (“SORs”). Consequently, our due diligence fact-finding was completed via communications with our vendors. We identified those vendors that we determined might utilize 3TG in light of the types of products that those vendors supply (vendors of In-Scope Products are hereinafter referred to as “Vendors”). We then pursued communications with the Vendors. Following the framework established by the OECD Guidance, due diligence measures undertaken by the Company included the following:

(i)    Step One: Establish strong company management systems

•We maintain a Conflict Minerals Policy, which is publicly available at https://www.plbygroup.com/investors/corporate-governance, and it is communicated to our Vendors annually;
•An internal team, comprised primarily of individuals from our legal and merchandising departments, oversees and conducts the due diligence process;
•We consulted with outside counsel regarding compliance with the conflict mineral rules;
•A reasonable country of origin inquiry (“RCOI”) was conducted regarding 3TG in the In-Scope Products that was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or was from recycled or scrap sources; and
•We report risk management findings to senior management.

(ii)    Step Two: Identify and assess risk in the supply chain

As discussed above, we identified Vendors based on our influence over the manufacturing process (i.e., meeting the manufacture or contract to manufacture definitions in Rule 13p-1) and potential use of 3TG. These suppliers were engaged using the RCOI process described below.

Reasonable Country of Origin Inquiry

We engaged directly with our Vendors to collect information about the presence and sourcing of the 3TG used in In-Scope Products using the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”). The RCOI began with an introduction email from the Company to our Vendors describing our conflict minerals compliance program requirements, including advising our Vendors of our Conflict Minerals Policy. Vendors were offered two options to submit the required information, either by uploading the CMRT in PDF format or by completing an online survey version of the template.

Following the initial introduction and information request, reminder emails were sent to each non-responsive Vendor. An escalation process was initiated for the Vendors who remained non-responsive, which consisted of additional follow-up by the Company’s conflict minerals process management team. A total of 29 Vendors were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate for these Vendors was approximately 93%. Of these responding suppliers, only one indicated that 3TG was necessary to the functionality or production of the products they supplied to the Company. All of the other responsive Vendors confirmed that the products they supplied did not contain 3TG.

Vendors were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG SORs and associated locations of origin. Vendors who may have already performed a conflict mineral survey of their suppliers were asked to provide the related documentation or relevant results to us.

(iii)    Step Three: Design and implement a strategy to respond to identified risks

Vendor responses were evaluated for completeness, reasonableness and consistency. Additional outreach was conducted to attempt to resolve any of the following types of concerns:

•Country of origin information was not provided by Vendors who confirmed 3TG minerals were included in In-Scope Products;
•SOR information was not provided for 3TG used in In-Scope Products;

•Vendors indicated that they have not received conflicts mineral data for each 3TG metal from all relevant suppliers;
•Vendors indicated that they have not identified all of the SORs used for the In-Scope Products; or
•Vendors appeared not to have provided all applicable SOR information believed to be available to them.

(iv)    Step Four: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

The Company does not have direct relationships with any SORs in its supply chain, and as a result the Company does not, and cannot, perform any audits of the entities that may provide its supply chain with 3TG. The Company relies upon industry efforts to influence SORs to undergo auditing and become certified, e.g., through the RMI program. While this CMR was not subject to an independent third-party audit, based on Vendor identification of SORs for 2023, we do not believe that our Vendors sourced 3TG minerals from a Covered Country, but we were unable to confirm the identity of all SORs.

To the extent SORs are identified to us, we use the RMI’s list of conformant SORs to help verify that such SORs have been verified as conformant with the Responsible Minerals Assurance Process Supply Chain Transparency Smelter Audit Protocol for the applicable 3TG metal or derivative. Internet research may also be conducted to determine whether there are any outside sources of information regarding the SOR’s conformant status and/or sourcing practices.

If an SOR cannot be verified by us as conformant, we ask the applicable Vendor to attempt to gain more information about an SOR’s sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain of custody or the source of 3TG. Relevant information includes whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation.

As not all applicable SORs were able to be found to be “conformant” with RMI’s list of conformant SORs, the Company has not elected to describe any of the In-Scope Products as “DRC conflict free” in this report.

(v)    Step Five: Report on supply chain due diligence

The Form SD and Conflict Minerals Report for calendar year 2023 will be filed with the SEC and made available on our website.

(C)    Steps to Improve Diligence and Further Steps to Mitigate Risk

Since becoming subject to the Final Rules, the Company has taken measures to strengthen its due diligence and information gathering practices. The Company will endeavor to improve upon its conflict minerals due diligence efforts via the following measures:

•Continue to assess the presence of 3TG in its supply chain;
•Clearly communicate the Company’s Conflict Minerals Policy and expectations with regard to supplier performance, transparency and sourcing;
•Maintain a high response rate for the RCOI process;
•Continue to compare RCOI results to information collected via independent research; and
•Work with Vendors to improve sourcing information and practices.

(D)    Due Diligence Determination

Facilities Used to Process Necessary Conflict Minerals in In-Scope Products:

While the Company has exercised due diligence and coordinated with its Vendors to survey the conflict minerals supply chain (as described above), it was not able to identify with reasonable certainty all facilities used to process the necessary 3TG used in In-Scope Products. However, based on the information acquired through the due diligence process, the Company believes that facilities that may have been used to process the necessary 3TG used in In-Scope Products include SORs located in China and other countries which were not specifically identified to us, and such SORs sourced the relevant 3TG minerals from those countries or other countries. China is neither a Covered Country nor a “Conflict-Affected and High-Risk Area” (CAHRA) for conflict minerals due diligence purposes.

The Company’s Vendors are levels removed from the smelters and origins of their raw materials and face comparable challenges in performing due diligence on the origin of any 3TG. Due to the highly inconclusive nature of information on SORs the Company received from Vendors, the Company is not providing a list of SORs in this CMR.

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products:

A number of the Vendors who responded to the conflict minerals survey provided company-level responses, versus product-specific responses. In many cases, the information provided by the Vendors was inconclusive, including unclear chain of custody of 3TG in relation to In-Scope Products, and incomplete SOR information. While the Company has exercised due diligence and worked closely with its Vendors to survey the supply chain (as described above), we were not able to determine with reasonable certainty the countries of origin of all necessary 3TG used in In-Scope Products, whether the necessary 3TG used in In-Scope Products was from recycled or scrap sources, or whether the sourcing was conflict-free.

Information About Efforts to Determine Location of Origin:

The description of our due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the location of origin with the greatest possible specificity.

Forward-Looking Statements

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to due diligence process described in this report, as well as certain other statements made in this report, and such forward-looking statements are based on the Company’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors (such as whether industry organizations and initiatives such as the RMI remain effective as a source of external support to us in the conflict minerals compliance process and whether the results of our efforts to improve the due diligence process will be effective) that may be outside of the Company’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms and include statements reflecting future results or guidance and statements of outlook. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, or implied. The Company undertakes no obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

No Incorporation by Reference

No documents, third-party materials or websites (including the Company’s) referred to herein shall be deemed to be incorporated by reference in, or considered to be a part of, this report.
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